

November 18, 2013

<u>Via E-Mail</u>
Mr. Wesley R. Card
Chief Executive Officer
The Jones Group Inc.
1411 Broadway
New York, NY 10018

      Re: The Jones Group Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 22, 2013
              File No. 001-10746

Dear Mr. Card:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel, and
               Mining